Exhibit 1(ii)(B)
Rules of Procedure
for the Supervisory Board of
Qimonda AG
- Version of November 9, 2007 -
The Supervisory Board of Qimonda AG establishes the following Rules of Procedure in accordance with Sec. 11 para. 3 of the Articles of Association:
Sec. 1
General
(1)	The Supervisory Board shall conduct its business in accordance with the provisions of the law, the Articles of Association and these Rules of Procedure. Its members shall have the same rights and duties, unless otherwise required by law or in accordance with the Articles of Association. They are not bound by any orders or instructions and their sole duty is to promote the well-being of the company.
(2)	In particular, the Supervisory Board shall supervise the management by the Management Board. In addition, the Supervisory Board shall support the Management Board by giving advice and promote the objectives of the company.
(3)	Proposals for candidacy to the chair of the Supervisory Board shall be communicated to the shareholders.
Sec. 2
Chairman and Deputy
(1)	After the general shareholders’ meeting at which the Supervisory Board members to be elected by the general shareholders’ meeting are newly elected, a meeting of the Supervisory Board shall take place, which does not need to be specifically called (constituent meeting), at which the Supervisory Board shall elect from among its members a chairman and a deputy for its term of office. The deputy shall represent the chairman whenever he is indisposed unless pro vided otherwise by the Articles of Association or these Rules of Procedure. When representing the chairman, he shall in all cases be entitled to the same rights as the chairman; however, in the event of a composition of the Supervisory Board in accordance with the German Co-determination Act (Mitbestimmungsgesetz), he shall not have the second vote, to which the chairman is entitled.

(2)	If the chairman or his deputy leave office prematurely, a new election shall take place promptly for the remaining term of office of the departing member.
Sec. 3
Calling Meetings
(1)	The meetings of the Supervisory Board shall take place at least two times every calendar half-year. Additional meetings are to be called if necessary.
(2)	The meetings of the Supervisory Board shall be called by the chairman (who may entrust an auxiliary person with the execution of the calling) in writing, by fax or e-mail with a notice period of at least two weeks. This does not include the day the meeting is called and the day of the meeting. In urgent cases, he may abridge the period down to three days and may also call the meeting orally or by telephone.
(3)	On being called, the time and place of the meeting and the items of the agenda along with the resolution proposals are to be communicated. As a rule, the documents for the meeting are distributed in due course and in textual form (Textform) for preparation of the meeting.
(4)	The meetings of the Supervisory Board shall take place at the seat of the company unless the chairman of the Supervisory Board specifies another location.
(5)	Meetings may be held by video transmission or telephone if the Supervisory Board chairman, or by way of substitution, his deputy, decides to do so in an individual case. Members of the Supervisory Board may also take part in meetings by video or telephone transmission.

Sec. 4
Adoption of Resolutions
(1)	The resolutions of the Supervisory Board shall generally be adopted at meetings. Absent members may take part in adopting resolutions by having other members submit their votes in writing or cast their votes by video transmission, telephone fax or e-mail. Outside of meetings, resolutions may be adopted at the request of the chairman of the Supervisory Board, or by way of substitution, his deputy, in writing, by telephone, fax, videoconference, conference call or by other means of telecommunications. The Supervisory Board chairman shall specify the details of the procedure. The members of the Supervisory Board shall not be entitled to a right of objection.
(2)	The chairman of the Supervisory Board shall chair the meetings. He shall determine the order in which the items on the agenda are dealt with, and the type and order of voting.
(3)	A quorum of the Supervisory Board shall exist if at least half of the total number of members of which the Supervisory Board has to consist of take part in the adoption of resolutions personally or by casting their votes in writing; decisions made in meetings additionally require a due invitation. A Supervisory Board member also takes part in the adoption of resolutions if he abstains from the vote.
(4)	Items on the agenda not duly announced may only be resolved in the meeting if none of the members of the Supervisory Board objects prior to the adoption of resolutions. In such case, absent members of the Supervisory Board shall be given the opportunity to object to the adoption of resolutions or cast their vote in textual form (Textform), within an appropriate period of time to be determined by the chairman of the Supervisory Board. The resolution shall only take effect if no absent member of the Supervisory Board objects within such period of time.
(5)	Resolutions of the Supervisory Board shall be adopted by a simple majority of the votes cast, provided that mandatory law does not require otherwise. This shall also apply to elections.
(6)	In the event of a parity, the chairman of the Supervisory Board shall have two votes if a parity also results in revoting on the same matter.

(7)	Minutes of the meetings and resolutions of the Supervisory Board are to be prepared, signed by the chairman and the keeper of the minutes. Copies are to be forwarded to all Supervisory Board members. The minutes shall state the time and place of the meeting, the participants, the items on the agenda, the essential content of the negotiations and the resolutions of the Supervisory Board. Every member of the Supervisory Board has the right to ask for his vote in the Supervisory Board to be recorded in the minutes.
Sec. 5
Committees
(1)	After the election of the chairman and the deputy of the Supervisory Board, and only if the German Co-determination Act (Mitbestimmungsgesetz) is applicable, the Supervisory Board shall establish a committee for the duration of its term of office, consisting of the chairman and the deputy of the Supervisory Board and a further member, elected by both the employees’ and the shareholders’ representatives on the Supervisory Board by a majority of the votes cast, for the purpose of performing the task stated in Sec. 31 para. 3 of the Co-determination Act (mediation committee).
(2)	If the third member of the mediation committee leaves office prematurely, a new election shall take place promptly for the remaining term of his office. The provisions for the election in para. 1 shall apply to this election mutatis mutandis.
(3)	The Supervisory Board may establish additional committees from among its members with at least three members and determine their tasks and rights. To the extent permitted by law, the committees may also be assigned decision rights of the Supervisory Board.
(4)	The Supervisory Board shall appoint a chairman of the committee from the members of the committee unless otherwise provided for by these Rules of Procedure.
(5)	If the chairman of the Supervisory Board belongs to a committee and a parity occurs in committee voting, he – but not his deputy – shall have two votes should a parity occur in revoting.

(6)	Resolutions of a Supervisory Board committee shall generally be adopted at meetings. Resolutions may also be adopted outside of meetings. Unless a committee’s Rules of Procedure expressly provide otherwise, the provisions of Sec. 3 para. 2 through 5, Sec. 4 para. 1, 2, 4, 5 and 7 and Sec. 9 through 12 of these Rules of Procedure shall apply mutatis mutandis.
(7)	A quorum of the Supervisory Board shall exist if two-thirds, or at least three of its members, take part in the adoption of resolutions personally or by casting their votes in another manner permitted by Sec. 4 para. 1 or 3 of these Rules of Procedure; additionally, Sec. 4 para. 3 of these Rules of Procedure shall apply mutatis mutandis.
(8)	Each committee shall report about its work via its chairman to the Supervisory Board; the reports shall be rendered in the regular Supervisory Board meetings; in urgent cases, the committee chairman shall also report to the chairman of the Supervisory Board outside of meetings.
Sec. 6
Presidential Committee
(1)	After the election of the chairman and the deputy of the Supervisory Board, the Supervisory Board shall form a committee called the “Presidential Committee”, which is comprised of the chairman of the Supervisory Board, his deputy and a shareholder representative of the Supervisory Board. This additional member shall be elected by a majority vote. If the additional member of the Presidential Committee leaves office prematurely, a successor for the departing member shall be elected promptly for the remainder of the term of office. The Presidential Committee shall be chaired by the Chairman of the Supervisory Board.
(2)	The Presidential Committee shall be responsible for adopting resolutions with regard to the following matters:
a)	conclusion, amendment or termination of contracts with members of the Management Board, including the determination of bonuses and the granting of stock options to Management Board members;

b)	a member of the Management Board joining the supervisory board, administrative board or advisory board of a for-profit company outside of the Qimonda group;

c)	granting of loans, which in lit. aa) through cc) exceed a monthly salary, to
aa)	Prokurists (persons with a specific statutory signing power) and persons with a general power of attorney (Generalhandlungsbevollmächtigte) of the company or a company, in which the company holds a controlling interest,

bb)	Spouses, domestic partners and minor children of the persons listed under aa),

cc)	Third parties that act for the account of persons listed under aa) and bb), or

dd)	Companies that are not affiliated with the company and that are personally linked to the persons listed under aa) being their statutory representative, supervisory board member or (in case of partnerships) partner (exception: crediting of goods delivered)
to the extent a loan may be granted pursuant to U.S. capital markets law1.
d)	legal transactions vis-à-vis the Management Board in accordance with Sec. 112 of the German Stock Corporation Act (Aktiengesetz);

e)	amendments to the Articles of Association that merely affect the wording;

f)	suggestions of suitable Supervisory Board candidates to the Supervisory Board for its proposals to the general shareholders’ meeting.
(3)	The Presidential Committee shall be responsible for preparing the adoption of resolutions by the Supervisory Board concerning the following issues:

[1]	U.S. capital markets regulations prohibit granting credit, including through any subsidiary, to any director or executive officer of the company. The prohibition applies also to the indirect extension of credit (for example the extension of credit to immediate family members, members of the household, third parties acting for the account of the person (“related parties”) or to companies controlled by such persons or related parties.

a)	appointment and removal from office of members of the Management Board including performance assessment and succession planning;

b)	other resolutions of the Supervisory Board concerning matters of the Management Board;

c)	conclusion of contracts with members of the Supervisory Board within the meaning of Sec. 114 of the of the Stock Corporation Act.
Sec. 7
Investment, Finance and Audit Committee
(1)	In its constituent meeting, the Supervisory Board shall appoint an investment, finance and audit committee from among its members.
(2)	Two shareholder representatives of the Supervisory Board and one employee representative of the Supervisory Board shall be members of the investment, finance and audit committee.
(3)	The tasks performed by the investment, finance and audit committee include, but are not limited to:
(i)	Accounting issues, in particular the preparation of the decision of the Supervisory Board concerning the approval of the annual financial statements; for this purpose it is in charge of the preliminary audit of the annual financial statements, the management report (Lagebericht) and the proposal for the appropriation of profits as well as the discussion of the audit report with the independent auditor.

(ii)	Auditing (interim) reports to be published or submitted to stock exchange supervisory authorities.

(iii)	Issues concerning the independence of the independent auditor, suggestions to the Supervisory Board with respect to the appointment of the independent auditor by the general shareholders’ meeting, issuing the order to audit the annual and consolidated annual financial statements, including the fee arrangements, to the independent auditor, including the determination of the focus of the audit, issuing exemption permits with respect to consulting services provided by the independent auditor and supervising the independent auditor, including resolving disputes between the independent auditor and the Management Board.

(iv)	Discussing possible deficiencies in the internal control system and other occurrences, which come to the attention of the audit committee.

(v)	Establishing a procedure allowing employees of the company to submit objections to bookkeeping and auditing matters, including internal accounting controls, of the company to the audit committee anonymously and confidentially as well as establishing rules for passing on such objections received by the company from third parties to the audit committee.

(vi)	Inspecting and auditing books, documents and company assets.

(vii)	Approval of resolutions by the Management Board or a Management Board committee set up for this purpose with respect to increasing the share capital by issuing new shares from authorized capital to the extent they are not intended to be issued to employees or to redeem subscription rights in connection with a stock option plan, unless, in both cases, otherwise provided for by the general shareholders’ meeting.

(viii)	Approval of resolutions by the Management Board to utilize the authorization granted by the general shareholders’ meeting to issue options or convertible bonds, in particular to establish the maximum bond limit and to possibly exclude subscription rights.

(ix)	Discussing risk management issues and reviewing the risk management system.

(x)	Issuing Supervisory Board approval for all transactions by the Management Board requiring approval, and in particular for those listed below:
-	Budget for the financial year (including human resources, financial and investment planning);

-	Investments in fixed assets, participations and financial investments and divestments to the extent an individual project exceeds 10% of the total investment budget valid for the financial year;

-	Agreeing on sureties, guarantees and loans to third parties (and from third parties) outside the group the amount of which, in each case, exceeds 5% of the stockholders’ equity pursuant to the most recent audited consolidated balance sheet of the Qimonda group of companies.
(4)	Further, the investment, finance and audit committee shall assist the Supervisory Board in monitoring the management. For this purpose it may, in particular, exercise the special rights of inspection and auditing, to which the Supervisory Board is entitled pursuant to Sec. 111 para. 2 of the Stock Corporation Act. The committee has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties.
Sec. 8
Auditing of the Annual Financial Statements
The Supervisory Board shall audit the annual financial statements, management report and proposal for the appropriation of profits as well as the consolidated annual financial statements and a consolidated management report pursuant to Sec. 290, 291 or 315a of the German Commercial Code (Handelsgesetzbuch: HGB). The independent auditor shall participate in the debates of the Supervisory Board regarding these materials and report the material results of its audit.
Sec. 9
Performance Review
The Supervisory Board shall review its work and the efficiency of its work regularly. The review shall include a meeting with the Management Board to discuss the cooperation between the Management Board and the Supervisory Board.
Sec. 10
Conflicts of Interest
Each member of the Supervisory Board shall avoid conflicts of interest to the extent possible, in particular such conflicts that may arise due to an advisory function or function as a member of a board of a client, supplier or lender or any other business partners, and if unavoidable shall solve such conflicts in favor of the company. Members concerned shall disclose any such conflicts to the Supervisory Board.
Sec. 11
Pledge of Secrecy
(1)	Members of the Supervisory Board shall observe secrecy with regard to confidential data and secrets of the Company, specifically trade and operating secrets to which they have gained access by serving on the Supervisory Board. The secrecy obligation towards third parties also applies to any other facts of which members of the Supervisory Board have gained knowledge during their service and the revelation of which may be detrimental to the interests of the Company or one of its associated companies. The pledge of secrecy shall extend beyond the retirement from office. In particular the casting of votes, the development of the debate, the comments made as well as any personal utterances of the individual members of the Supervisory Board shall be subject to this secrecy obligation.

(2)	In the event that a member of the Supervisory Board intends to disclose confidential data and secrets to a third party, specifically data concerning the content and the development of meetings of the Supervisory Board or the contents of proposals submitted to and resolutions made by the Supervisory Board, such member must inform the chairman of the Supervisory Board in advance in order to eliminate differences in opinion concerning the secrecy obligation that may exist. If the chairman of the Supervisory Board does not consent to reveal the information, he must inform the other members of the Supervisory Board accordingly and promptly have the Supervisory Board issue an opinion. Until the opinion is provided, the concerned member of the Supervisory Board is bound to secrecy with regard to the facts he has gained access to through his service as a member on Supervisory Board.

(3)	The members of the Supervisory Board shall promptly return all documents relating to the matters of the Company that are in their possession upon leaving office. The members of the Supervisory Board do not have any right of retention with regard to such documents.
Sec. 12
Declarations of Intention
Any declarations that must be made or accepted in order to implement resolutions of the Supervisory Board shall be made or received by the chairman of the Supervisory Board. Any other certificates or notices of the Supervisory Board shall be signed by the chairman of the Supervisory Board.
Sec. 13
Entry into Force
These Rules of Procedure entered into force as of July 1, 2006. Any amendment shall become effective upon respective resolution or as of the date stated in the resolution for amendment.